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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 14D-1


                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                             Gibson Greetings, Inc.
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                            (Name of Subject Company)


            Granite Acquisition Corp.; American Greetings Corporation
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                                    (Bidders)


                     Common Stock, Par Value $0.01 Per Share
         (Including Associated Series B Preferred Stock Purchase Rights)
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                         (Title of Class of Securities)


                                    374827103
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                      (CUSIP Number of Class of Securities)


                           Jon Groetzinger, Jr., Esq.
                                One American Road
                              Cleveland, Ohio 44114
                                 (216) 252-7300
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                  (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)


                                    Copy to:


                              Lyle G. Ganske, Esq.
                           Jones, Day, Reavis & Pogue
                                   North Point
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939



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         This Amendment No. 1 is to the Tender Offer Statement on Schedule 14D-1
filed on November 9, 1999 (the "Statement"), that relates to the offer by Granite Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of American Greetings Corporation, an Ohio corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Gibson Greetings, Inc., a Delaware corporation (the "Company"), and the associated Series B Preferred Stock Purchase Rights (the "Rights"), issued pursuant to the Rights Agreement, dated September 8, 1999, between the Company and The Bank of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $10.25 per Share and associated Right (subject to possible upward adjustment), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Statement is being filed on behalf of the Purchaser and Parent. Unless the context otherwise requires, capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer to Purchase.

         The Statement is hereby amended and/or supplemented as provided below:

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 4(b) is hereby amended and supplemented by adding to the end thereof the following:

         The third sentence of Section 10 ("Source and Amount of Funds") of the Offer To Purchase on page 14 of the Offer To Purchase is hereby amended and restated in its entirety to read as follows:

         "Parent plans to obtain the funds for such capital contributions or advances through its registered commercial paper program. Parent currently anticipates reducing the outstanding amount under this program with expected operating cash flow. A description of Parent's commercial paper program and the related bank credit facilities are included in the Parent 10-K, which is incorporated herein by reference. The Parent 10-K should be available for inspection and copies should be obtainable from the offices of the Commission in the same manner set forth under 'Available Information' in Section 8 above."

ITEM 10. ADDITIONAL INFORMATION.

         Item 10(c) is hereby amended and supplemented by adding to the end thereof the following:

         Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer To Purchase is hereby amended and supplemented by adding the following after the first full paragraph of the discussion entitled "Antitrust" on page 35 of the Offer To Purchase:

                  "Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares pursuant to the Offer and the Merger under the HSR Act on December 2, 1999, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on December 17, 1999, unless earlier terminated by the FTC or the Antitrust Division, or Parent receives a request for additional information or documentary material prior thereto. If, within the 15-calendar day waiting period described above, either the Antitrust Division or the FTC requests additional information or documentary material from Parent, the waiting period could be extended for an additional 10 calendar days following substantial compliance by Parent with such request.

                  A second Premerger Notification and Report Form was also filed by Parent on December 2, 1999, in connection with its indirect acquisition of the Company's equity interest in EGN. Under the provisions of the HSR Act applicable to the acquisition, the acquisition may not be consummated until the expiration of a 30-calendar day waiting period following the filing by Parent, unless both the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 30-calendar day waiting period,


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         either the Antitrust Division or the FTC requests additional information or documentary material from Parent or any other person required to file notification with respect to such acquisition, the waiting period could be extended for an additional 20 calendar days following substantial compliance by the relevant party(ies) with such request.

                  The waiting periods set forth above may be extended only by court order. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order."

         Item 10(f) is hereby amended and supplemented by adding to the end thereof the following:

         The "Introduction" of the Offer To Purchase is hereby supplemented by deleting the last sentence of the eighth paragraph thereof (the third full paragraph on page 2 of the Offer To Purchase) and adding the following after this paragraph:

                  "In addition, concurrently with the signing of the Merger Agreement, Parent contributed $10 million to a Rabbi Trust established by the Company to fund the compensation and benefits to be provided to employees of the Company and its subsidiaries under incentive arrangements designed and adopted by the Company (the "Rabbi Trust") prior to the execution of the Merger Agreement. The Company has informed Parent and the Purchaser that this employee retention program was designed to encourage critical employees of the Company, as selected by the Company Board, to remain with the Company through the Effective Time, facilitating the Company's continued operation of its business in the period before the Effective Time."

         Section 1 ("Terms of the Offer") of the Offer To Purchase, which begins on page 3 of the Offer To Purchase, is hereby supplemented by adding the following after the second sentence of the second paragraph of such section:

         "All conditions to the Offer, other than any required regulatory approval, must be satisfied or waived on or before the expiration date of the Offer."

         On December 6, 1999, Parent issued a press release, a copy of which is included as exhibit (a)(9) hereto and incorporated herein by reference, which announced the filing of the Notification and Report Form under the HSR Act and extended the expiration of the Offer until 5:00 p.m., New York City Time, on Monday, December 20, 1999.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following exhibit:

         (a)(9)   Press release issued by Parent on December 6, 1999



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 1999              GRANITE ACQUISITION CORP.


                                      By:     /s/ Morry Weiss
                                           -------------------------------------
                                             Name:    Morry Weiss
                                             Title:   President


                                      AMERICAN GREETINGS CORPORATION


                                      By:     /s/ Morry Weiss
                                           -------------------------------------
                                             Name:    Morry Weiss
                                             Title:   Chairman and Chief
                                                      Executive Officer



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                                  EXHIBIT INDEX

EXHIBIT
   NO.                             DESCRIPTION
-------                            -----------

(a)(9)            Press release issued by Parent on December 6, 1999